Final Term Sheet

Issuer Free Writing Prospectus Filed by: Comstock Resources, Inc. Pursuant to Rule 433 under the Securities Act of 1933 Registration Statement No. 333-162328 May 31, 2012

Comstock Resources, Inc.

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 31, 2012. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Comstock Resources, Inc.
Security:	9.50% Senior Notes due 2020
Size:	$300,000,000
Maturity:	June 15, 2020
Coupon:	9.50%
Offering Price:	95.304%
Yield to maturity:	10.375%
Interest Payment Dates:	June 15 and December 15, commencing on December 15, 2012
Record Dates:	June 1 and December 1
Gross Proceeds:	$285,912,000
Net Proceeds to the Issuer (before expenses):	$279,912,000
Redemption Provisions:
First call date:	June 15, 2016
Redemption prices:	Commencing June 15, 2016:	104.750%
	Commencing June 15, 2017:	102.375%
	Commencing June 15, 2018 and thereafter:	100.000%

Redemption with proceeds of equity offering:	Prior to June 15, 2015, up to 35% may be redeemed at 109.50%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	May 31, 2012
Settlement (T+ 3):	June 5, 2012
Denominations:	$2,000 and integral multiples of $1,000
CUSIP:	205768 AJ3
ISIN:	US205768AJ30
Form of Offering:	SEC Registered (Registration No. 333-162328)
Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	BMO Capital Markets Corp. J.P. Morgan Securities LLC
Co-managers:

Comerica Securities, Inc.

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BOSC, Inc.

IBERIA Capital Partners L.L.C.

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Global Hunter Securities, LLC

Additional Information:

As of March 31, 2012 on an as adjusted basis to give effect to the issuance of the notes in this offering and the application of the net proceeds in this offering in the manner described under “Use of Proceeds” in the preliminary prospectus supplement, we had cash and cash equivalents of $3.8 million, total long-term debt of $1,105.1 million, with $208.1 million borrowings outstanding under our bank credit facility, $297.0 million of indebtedness outstanding under our 8 3/8% Senior Notes due 2017, $300.0 million of indebtedness associated with our 7 3/4% Senior Notes due 2019 and $300.0 million of indebtedness associated with our new Senior Notes due 2020 and total capitalization of $2,146.9 million. This information supplements the information contained in the capitalization table under the column heading “As Adjusted for the Offering” on page S-28 of the preliminary prospectus supplement.

Original Issue Discount

The notes will be issued with original issue discount, or OID, for U.S. federal income tax purposes.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY 10080, Attention: Syndicate Operations or by calling 800-294-1322 or emailing: dg.prospectus_requests@baml.com.